Chesapeake Midstream Partners, L.P.

900 N.W. 63rd Street

Oklahoma City, Oklahoma 73118

March 12, 2012

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Midstream Partners, L.P.

Registration Statement on Form S-4

File No. 333-179470

Ladies and Gentlemen:

The undersigned, Chesapeake Midstream Partners, L.P. (the “Partnership”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 1:00 p.m. Eastern time on Wednesday, March 14, 2012, or as soon thereafter as is practicable.

The Partnership hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Partnership may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Chesapeake Midstream Partners, L.P. By: Chesapeake Midstream GP, L.L.C., its general partner

By:	/s/ David C. Shiels
Name:	David C. Shiels
Title:	Chief Financial Officer